March 1, 2019

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Arthur C. Sandel, Esq.

Re:	GMF Leasing LLC and ACAR Leasing Ltd., Registration Statement on Form SF-3
File Nos. 333-229068 and 333-229068-01 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GMF Leasing LLC and ACAR Leasing Ltd. (the “Registrants”) hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on December 28, 2018, such that the Registration Statement becomes effective at 12:00 P.M. on Wednesday, March 6, 2019, or as soon thereafter as practicable.

The Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary